**EXHIBIT 32.1**

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Dollar Tree Stores, Inc. (the "Company") on Form 10-Q for the quarter ending October 28, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bob Sasser, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 6, 2006
Date

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer

To Exhibit 32.2

Back to Form 10Q